UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Revero Inc

Legal status of Issuer:

    Form:

    Corporation

    Jurisdiction of Incorporation/Organization:

    Delaware

    Date of Organization:

    July 11, 2019

Physical Address of Issuer:

3031 Steiner St., Unit 2, San Francisco, CA 94123

Website of Issuer: www.revero.com

Current Number of Employees: 3

	Most recent fiscal year-end (2021)	Prior fiscal year-end (2020)
Total Assets	$519,433	$446,730
Cash & Cash Equivalents	$479,048	$441,519
Accounts Receivable	$0	$0
Short-term Debt	$4,241	$71,024
Long-term Debt	$0	$0
Revenues/Sales	$567,347	$589,658
Cost of Revenues	$16,822	$12,301
Taxes Paid	$96,520	$0
Net Income	$67,713	$338,410

Table of Contents

Revero Inc



This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Revero Inc ("**Revero**", the "**Company**," "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission ("**SEC**" or "**Commission**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission and annually post the report on its website at www.revero.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party or (5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 26, 2022.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information different from that contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein, including Exhibit A and Exhibit B, contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections regarding its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein or therein is accurate only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR, whether as a result of new information, future developments or otherwise, or to conform these statements to actual results or to changes in our expectations.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form C-AR to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/ Mahsa Rostami
_____
(Signature)

Mahsa Rostami
_____
(Name)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/Mahsa Rostami
_____
(Signature)

Mahsa Rostami
_____
(Name)

Director
_____
(Title)

April 26, 2022
_____
(Date)

/s/Shawn Baker
_____
(Signature)

Shawn Baker
_____
(Name)

Director
_____
(Title)

April 26, 2022
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A
ANNUAL REPORT
(EXHIBIT A TO FORM C-AR)
April 26, 2022

Revero Inc



The following summary is qualified in its entirety by more detailed information that may appear elsewhere in the Form C-AR and the Exhibits hereto. This summary may not contain all of the information that may be important to you. You should read the entire Form C-AR carefully, including this Exhibit A and Exhibit B therein.

The Company

Revero Inc is aiming to reverse autoimmune and other chronic diseases by addressing the root causes. Revero's virtual-first clinic is aiming to integrate nutritional therapy and clinical expertise with machine learning and digital tools to deliver data-driven continuous remote care. Revero Inc was incorporated in Delaware as a corporation on July 11, 2019. The Company was originally incorporated under the name "MeatRX Inc", changed its name to "FoodRX Inc" on June 24, 2021 pursuant to a Certificate of Amendment to the Certificate of Incorporation, and changed its name to Revero Inc on August 10, 2021 pursuant to a Certificate of Amendment to the Certificate of Incorporation.

The Company is located at 3031 Steiner St., Unit 2, San Francisco, CA 94123

The Company's website is https://www.revero.com

The Company conducts business in the State of California, and throughout the United States and internationally via the internet.

The information on the Company available on or through our website is not a part of this Form C-AR.

Description of the Business

At Revero, we aim to reverse autoimmune and other chronic diseases by addressing the root causes. Our virtual care platform aims to provide AI-based nutritional therapy and 24/7 in-app medical support. Our virtual-first clinic integrates nutritional therapy and clinical expertise with machine learning and digital tools to deliver data-driven continuous remote care.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks, including, but not limited to, those noted herein.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

With shelter-in-place orders and non-essential business closings potentially happening throughout 2020, 2021 and into the future due to COVID-19, the Company has not been specifically affected beyond the general impacts to the U.S. economy in general.

The amount of capital the Company has on hand may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure additional funds. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, insufficient revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Current and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We are conducting clinical trials to validate the Revero platform in treating autoimmune diseases. The results of these trials may not be successful or provide sufficient information to proceed with the commercialization of our products and services.

We will be using the vast majority of capital we raise on conducting clinical trials to validate the Revero platform in treating autoimmune diseases. Conducting clinical trials entails a myriad of risks. Such risks include, but are not limited to, the inability to conduct the clinical trials in a a timely manner, delays which could substantially increase the costs of such trials, insufficient results or data to support our intended goals of the trials, requirements by regulatory authorities to conduct additional trials and reliance on third parties to administer and conduct the trials. The failure to achieve the Company's end points or to publish peer reviewed results could also have a significant adverse effect on the Company. Even if we receive clearance or approval of our product(s), the clearance or approval may be limited to specific indications or limited with respect to its distribution. Further, expanded or additional indications for cleared or approved uses may not be cleared or approved by regulatory authorities, which could limit our potential revenues. Finally, even if we believe that our clinical data are sufficient to support regulatory clearance or approval for our product(s), we may not be able to generate sufficient revenues and our business will be materially adversely affected.

Our AI-models may not be accurate in predicting the optimal nutritional therapy for each person.

The Company's approach integrates nutritional therapy and clinical expertise with machine-learning and digital tools to deliver data driven continuous care. If the Company's AI-based machine learning models are not accurate in predicting the optimal nutritional therapy for each person, the Company's business, financial condition or results of operations may be adversely affected.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

We may rely on various intellectual property rights in order to operate our business.

The Company may come to rely on certain intellectual property rights, particularly trade secrets, to operate its business. The Company's intellectual property rights are unregistered and may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of its executive officers and key employees.

We are dependent on our executive officers and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of any or all of our executive officers and key employees could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

BUSINESS

Description of the Business

At Revero, we aim to reverse autoimmune and other chronic diseases by addressing the root causes. Our virtual care platform aims to provide AI-based nutritional therapy and 24/7 in-app medical support. Our virtual-first clinic integrates nutritional therapy and clinical expertise with machine learning and digital tools to deliver data-driven continuous remote care.

Business Plan

The Company plans to deploy a Business-to-Consumer (B2C) and Business-to-Business-to-Consumer (B2B2C) go-to-market strategy selling to customer segments under the auspice of saving significant sums on medical claims budgets. Target customer segments include: 1) self-insured employers (direct sales); and 2) health insurance companies (via reimbursement programs). The Company plans to differentiate itself through superior effectiveness, treatment of a wider array of health disorders, and a focus on underlying causes / health issues rather than symptoms.

The Company's Products and/or Services

Product / Service	Description	Current Market
Revero Platform	Platform that is aiming to deliver safe and sustainable treatments for inflammatory and chronic diseases using AI-based medical nutritional therapy and continuous remote care	Business to consumer. Future plans are to go business to business to add self-insured employers and fully insured health plans

Competition

The market in which our platform is offered is highly competitive. The Company estimates the serviceable addressable market to be $608 billion in the U.S. based on 59% of Americans who have one or more chronic diseases (Int J Environ Res Public Health. 2018 Mar; 15(3): 431; IHS "Burden of Chronic Illnesses in the US- Model Technical Report", May 2016). Our competition includes a variety of established market participants and steady stream of new entrants including, without limitation, companies like Livongo (recently acquired by Teladoc for $18.5 billion), Omada Health, and Virta Health.

Customer Base

Revero Inc currently maintains a customer base of 2,000+ paying subscribers, and has provided over 4,500 coaching sessions since it launched. The Company's referral network includes 400+ healthcare providers. The Company's customer base includes individuals suffering from chronic diseases, self-insured companies, and health insurance providers.

Supply Chain

The Company does not have any material vendor or supply chain relationships that are not readily capable of change.

Intellectual Property

The Company currently does not have any registered patents or trademarks.

All intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Company employees, advisors and consultants.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, MANAGERS , AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions andOffices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Mahsa Rostami	CEO / President / Director	**Revero Inc** **CEO & President** **(September 2021 – Present)** **CTO (July 2019 – September 2021)** **Danaher Digital LLC** **Machine Learning Engineer** **(June 2019 – September 2020)** • Propose and deploy new modeling and algorithmic solutions leveraging statistical and machine learning techniques • Studying and investigate how data can be used to solve new business challenges. • Apply statistical analysis and modeling techniques on small and large datasets to solve specific business problems in diverse industrial domains • Providing strategic leadership in selection of platform, tools, techniques and processes in the practice of Data Science discipline **KPMG US** **Machine Learning Engineer** **(April 2018 – June 2019)** • Analyzed and modeled structured data and implemented algorithms to support analysis using advanced statistical and mathematical methods • Performed Statistical Natural Language Processing to mine unstructured data, using methods such as document clustering, topic analysis, named entity recognition, document classification, and sentiment analysis.	Texas A&M Univ. Masters Certificate (2016) Applied Statistics & Data Mining Texas A&M Univ. Masters Degree (2016) Industrial Engineering Univ. of Isfahan Bachelor of Business Administration (2013)
Dr. Shawn Baker, M.D.	CMO / Director	**Revero Inc** **CMO (September 2021 – Present)** **CEO & President (July 2019 – September 2021)** **Author "The Carnivore Diet"** **(January 2019)** **Healthcare Speaker / Consultant**	Texas Tech University Health Sciences Center – School of Medicine Doctor of Medicine (M.D.) (2001) – with Honors University of Texas at Austin Bachelor of Arts (1989) Biology

		(February 2018 – Present) **Lead Surgeon Presbyterian Medical Group (April 2011 – September 2015)**	

Biographical Information

Ms. Mahsa Rostami

Ms. Rostami is the CEO of Revero Inc. She brings with her several years of technical expertise in the field of machine learning. Prior to her role with the Company, Ms. Rostami served as a machine learning engineer with both Danaher Digital LLC (a Danaher company) and KPMG US, prior to that she served as a data scientist with MoneyGram International. Ms. Rostami holds post-graduate degrees and certificates from Texas A&M University in Applied Statistics & Data Mining, together with Industrial Engineering; she also holds a bachelors degree in Business Administration from the University of Isfahan.

Dr. Shawn Baker, M.D.

Dr. Baker is the CMO of Revero Inc and is the author of "The Carnivore Diet" (ISBN: 162860350X, Victory Belt Publishing Nov. 2019). Dr. Baker is a respected international speaker and consultant in the field of healthcare and formerly served as the Lead Surgeon at the Presbytarian Medical Group Rust Medical Center in Rio Rancho, New Mexico overseeing a 12 person orthopedic surgical group. Dr. Baker completed his residency in Orthopedic Surgery at the University of Texas Medical Branch in 2006. Dr. Baker dutifully served his country in various roles within the United States Airforce including as a Chief of Orthopedics at various U.S. Air Force bases. Dr. Baker received his M.D. from Texas Tech University in 2001, and a B.A in Biology from The University of Texas at Austin in 1989.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has three (3) W-2 employees.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 16,000,000 shares of common stock, par value $0.00001 per share (the "**Common Stock**"). At the filing of this Form C-AR, 14,000,000 shares of Common Stock are issued and outstanding.

Outstanding Capital Stock

The Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	14,000,000
Par Value Per Share	$0.00001
Voting Rights	1 vote per share
Anti-Dilution Rights	N/A
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Common Stock which may dilute the Security.

Outstanding Options, Safes, Convertible Notes, Warrants

The Company has the following additional securities outstanding:

Type	Option to Purchase Common Stock
Shares Issuable Upon Exercise	109,900
Voting Rights	The holders of Options to purchase Common Stock are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Each Option, upon exercise, grants the holder of such Option, the right to purchase shares of Common Stock at a pre-determined price.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Options to purchase Common Stock which may dilute the Security.

Type	SAFE (Simple Agreement for Future Equity)
Face Value	$1,000,000
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $30,000,000; Discount of 20%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs which may dilute the Security.

Type	SAFE (Simple Agreement for Future Equity)
Face Value	$685,000
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $30,000,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs which may dilute the Security.

Type	Crowd SAFE Reg CF Offering (Simple Agreement for Future Equity)
Face Value	$3,000,000
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $30,000,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs which may dilute the Security.

Outstanding Debt

The Company has no outstanding debt.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued/Holders	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Common Stock	$60.00	6,000,00	Founder Re-Allocation	September 28, 2021	Section 4(a)(2)
Common Stock	$80.00	8,000,000	Founder Capital	July 14, 2019	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)	$1,000,000	2	Product Development and General Working Capital	January 14, 2022; February 3, 2022	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)	$685,000	8	Product Development and General Working Capital	February 7, 2022; February 8, 2022; March 13, 2022; March 24, 2022; March 25, 2022; April 1, 2022; April 5, 2022; April 15, 2022	Section 4(a)(2)
Option to Purchase Common Stock	N/A	109,900	N/A	March 1, 2022	Rule 701
Crowd SAFE (Simple Agreement for Future Equity)	$3,000,000	3,071	Product Development and General Working Capital	April 19, 2022	Reg. CF

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type / Class Held	Percentage Ownership (in terms of voting power)
Dr. Shawn Baker, M.D.	4,000,000 shares of Common Stock	28.57%
Mahsa Rostami	10,000,000 shares of Common Stock	71.43%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as <u>Exhibit B</u>.

Operations

Revero Inc (the "**Company**") was incorporated on July 11, 2019 under the laws of the State of Delaware, and is headquartered in San Francisco, California. The Company was incorporated under the name "MeatRX Inc", changed its name to "FoodRX Inc" on June 24, 2021 pursuant to a Certificate of Amendment to the Certificate of Incorporation, and further changed its name to Revero Inc on August 10, 2021 pursuant to a Certificate of Amendment to the Certificate of Incorporation.

Cash and Cash Equivalents

As of March 31, 2022, the Company had an aggregate of $1,729,856 in cash and cash equivalents and has over 24 months of runway.

Liquidity and Capital Resources

In April 2022, the Company completed an offering pursuant to Regulation CF and raised $3,000,000.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. Please see the financial statements attached as <u>Exhibit B</u>.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons: None.

EXHIBIT B
FINANCIALS (UNAUDITED)
(EXHIBIT B TO FORM C-AR)
April 26, 2022

Revero Inc



Revero Inc
Balance Sheet
As of December 31, 2021

	Total
ASSETS	
Current Assets	
Bank Accounts	
Mercury Checking (8469)	436,669.92
PayPal	40,840.02
Stripe Sales Clearing	1,538.36
Total Bank Accounts	$ 479,048.30
Other Current Assets	
Undeposited Funds	0.00
Total Other Current Assets	$ 0.00
Total Current Assets	$ 479,048.30
Fixed Assets	
Accumulated Depreciation	-903.06
Property, Plant, & Equipment	5,732.29
Website - Revero.com	
Amortization	-4,444.44
Original cost	40,000.00
Total Website - Revero.com	$ 35,555.56
Total Fixed Assets	$ 40,384.79
TOTAL ASSETS	$ 519,433.09
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
AmEx Gold - Mahsa (1007)	4,062.38
AmEx Green - Mahsa (1008)	179.18
Total Credit Cards	$ 4,241.56
Total Current Liabilities	$ 4,241.56
Total Liabilities	$ 4,241.56
Equity	
Owner's Investment	60.00
Retained Earnings	447,418.10
Net Income	67,713.43
Total Equity	$ 515,191.53
TOTAL LIABILITIES AND EQUITY	$ 519,433.09

Revero Inc
Profit and Loss
January - December 2021

	Total
Income	
Affiliate Income	45,001.30
Coach Certification	77,044.60
Coaching	43,202.63
Coaching - Shawn Baker	9,360.00
Community Membership	
Annual Subscription	149,828.90
Monthly Subscription	113,502.84
Total Community Membership	$ 263,331.74
Diet Guides	61,571.49
Gift Cards	4,125.81
Go Fund Me Revenue	67,444.71
Promo Packages	8,937.12
Returns & Allowances	
Chargebacks	23.96
Refunds/Allowances	-17,189.07
Total Returns & Allowances	-$ 17,165.11
Sales	
PayPal Sales	4,492.72
Total Sales	$ 4,492.72
Total Income	$ 567,347.01
Cost of Goods Sold	
Software - COGS	16,822.49
Total Cost of Goods Sold	$ 16,822.49
Gross Profit	$ 550,524.52
Expenses	
Advertising & Marketing	3,749.51
Bank Charges & Fees	2,163.33
Credit Card Fees	345.00
PayPal Fees	5,536.56
Stripe Fees	20,708.20
Total Bank Charges & Fees	$ 28,753.09
Commissions & Fees	49,183.86
Contractors	6,404.25
Dues & Subscriptions	1,246.47
Insurance	4,754.43
Legal & Professional Services	34,371.95
Meals & Entertainment	1,566.79
Office Supplies & Software	5,437.26
Payroll Expenses	
Administration	616.00

Payroll Tax Expenses		14,360.57
Payroll Wage Expenses		180,216.60
Reimbursements		15,000.00
Total Payroll Expenses	$	**210,193.17**
Postage & Shipping		229.83
Reimbursable Expenses		1,606.55
Rent & Lease		28,020.00
Software		787.71
Taxes & Licenses		96,520.37
Travel		2,835.61
Utilities		2,323.64
Total Expenses	$	**477,984.49**
Net Operating Income	$	**72,540.03**
Other Expenses		
Amortization Expense		4,444.44
Depreciation Expense		382.16
Total Other Expenses	$	**4,826.60**
Net Other Income	-$	**4,826.60**
Net Income	$	**67,713.43**

Revero Inc
Statement of Cash Flows
January - December 2021

	Total
OPERATING ACTIVITIES	
Net Income	67,713.43
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Depreciation expense	382.16
Website domain name:Amortization	4,444.44
Credit card payable	4,241.56
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**$ 9,068.16**
Net cash provided by operating activities	**$ 76,781.59**
INVESTING ACTIVITIES	
Property, Plant, & Equipment	0.00
Website domain name:Original cost	-40,000.00
Net cash provided by investing activities	**-$ 40,000.00**
FINANCING ACTIVITIES	
Owner's Investment	60.00
Net cash provided by financing activities	**$ 60.00**
Net cash increase for period	**$ 36,841.59**
Cash at beginning of period	442,206.71
Cash at end of period	**$ 479,048.30**

Friday, Apr 22, 2022 10:15:54 AM GMT-7